EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Commences Share Repurchase Program

TAIPEI, Taiwan, Dec. 19, 2012 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (Nasdaq:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced the commencement of its previously announced share repurchase program.

  On October 5, 2012, the Company announced the approval of a share repurchase program, pursuant to which the Company is authorized to repurchase up to $2 million worth of its common shares over the next 12 months. The Company has retained a financial advisor as manager of the share repurchase program, which will be conducted in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

  The Company expects to implement this share repurchase program in a manner consistent with market conditions and the interest of its shareholders. The common shares may be repurchased on the open market, in privately negotiated transactions, in block trades or otherwise. The timing and the extent of any purchases will depend upon market conditions, the trading price of the common shares and other factors, and subject to the restrictions relating to volume, price and timing under applicable laws and regulations.

  The share repurchase program will be funded from existing cash on hand and cash generated from operations. As of September 30, 2012, the Company had cash and cash equivalents of approximately $66.7 million. The Company currently has approximately 13.8 million shares outstanding. The Company is not obligated to repurchase any particular amount of shares during any period and may choose to suspend or discontinue the share repurchase program at any time.

  About Asia Pacific Wire & Cable Corporation

  Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

  Safe Harbor Statement

  This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website http://www.sec.gov. All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

　Company Contact:

  Asia Pacific Wire & Cable Corporation Limited

  Mr. Frank Tseng, CFO

  Phone: +886-2-2712-2558 ext. 66

  Email: frank.tseng@apwcc.com

  Web:   http://www.apwcc.com

　Investor Relations Contact:

  MZ Group

  Mr. Scott Powell, Senior Vice President

  Phone: +1-212-301-7130

  Email: scott.powell@hcinternational.net

  Web:   http://www.mz-ir.com